sapa:

03 FEB 20 AM 7:21

03-02-07

03007420

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

SUPPL

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 7 February 2003:
Board membership proposals

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

dlw 3/14

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com

sapa:

Press Release

7 February 2003

Board membership proposals

In view of the up-coming Annual General Meeting of Sapa AB to be held on Friday, April 11, 2003, shareholders representing 85 per cent of the voting rights in Sapa have informed the Company that they intend to propose the following board members be re-elected at the Meeting: Per-Olof Eriksson, Anders Carlberg, Ole Enger, Lennart Evrell, Leif Gustafsson, Mats Qviberg and Staffan Bohman.

It is proposed that Baard Haugen, born 1955, be elected as a new member of the Board. Baard Haugen is Director Strategy and Development in Elkem ASA, majority shareholder in Sapa.

In this connection, Arne Karlsson, member of the Board since 1995, has declined re-election.

For further information please contact Staffan Bohman, President and CEO, telephone +46-8-459 59 11.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has an annual turnover of approximately 12 billion SEK, with 6,500 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**